

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2013

Via E-mail
Todd S. Hyatt
Chief Financial and IT Officer
IHS Inc.
15 Inverness Way East
Englewood, CO 80112

> **Re:     IHS Inc.**
> **Form 10-K for the Fiscal Year Ended November 30, 2012**
> **Filed January 18, 2013**
> **File No. 001-32511**

Dear Mr. Hyatt:

We have reviewed your letter dated April 1, 2013 in connection with the above-referenced filing and have the following comments.  In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.  Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 21, 2013.

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Adjusted EBITDA (non-GAAP measure), page 31

1.     We note your response to prior comment three.  Please provide us with further details with respect to the following:

- We note that your net periodic pension and postretirement expense adjustment for fiscal 2011 and 2010 is calculated differently than fiscal 2012 and therefore Adjusted EBITDA for 2011 and 2010 does not appear consistent with or comparable to 2012. Please explain the usefulness of these measures considering that they are calculated differently.

Todd S. Hyatt
IHS Inc.
April 23, 2013
Page 2

- Please explain your objective for excluding pension and postretirement expense from Adjusted EBITDA. In this regard, your response appears to suggest that Adjusted EBITDA is defined with the objective of eliminating non-cash expenses. Please confirm if our understanding is correct and tell us whether the objective has changed over time. If correct, tell us how you reconcile this objective with the fact that contributions exceeded pension costs in fiscal 2012.

- Please elaborate on your basis for excluding net service cost from Adjusted EBITDA for fiscal 2011 and 2010. In this regard, your response indicates that you believed it was appropriate to eliminate service costs because they were a non-cash expense and you did not consider these items to be useful in assessing your operating performance. Please expand on why excluding these expenses is useful. In other words, tell us why it is useful to present compensation expense on a cash-basis.

2.  Please confirm that in future filings you will clearly disclose the components of the "net periodic pension and postretirement expense (income)" line item. In this regard, we note that your disclosure on page 22 indicates that the amount represents pension settlement and mark-to-market adjustments however, we note from your response to prior comment 3 that the 2011 and 2010 amounts also include U.S. RIP net periodic pension expense and net periodic postretirement expense (income).

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief